Filed Pursuant To Rule 433

Registration No 333-286293

September 19, 2025

GRAYSCALE

The CoinDesk 5 Index Overview
Index Methodology Summary

Index Overview

The CoinDesk 5 Index (CD5) measures the performance of the five largest and most liquid digital assets weighted by market capitalization.

I. Index Universe Eligibility

To be included in the Index Universe, a digital asset must meet the following criteria as of the Reconstitution Reference Date:

1. The digital asset must be:
   a. among the largest 250 digital assets by market capitalization, excluding stablecoins,
   b. able to support an applicable Reference Rate [see Constituent Pricing].
2. The digital asset must not be:
   a. a wrapped, pegged, or staked asset or a gas token
   b. a memecoin or a privacy token,
   c. an asset that meets the definition of a security as defined in the Policy Methodology.
3. The digital asset must be listed as a USD and/or USDC pair on a minimum of three exchanges that contribute to the applicable Reference Rate [see Constituent Pricing] and meet the following requirements:
   a. at least one listing has existed for the previous 90 days,
   b. at least one listing is available to U.S. customers,
   c. there has been trade volume in each contributing pair in each of the previous 30 days on three or more contributing exchanges.

The Index Committee reserves the right to relax the eligibility criteria if an insufficient number of digital assets qualify.

Constituent Selection

The constituent selection process targets the 20 largest digital assets by market capitalization that are in the Index Universe and meet certain trading and liquidity requirements and then selects the 5 largest by market capitalization. The selection process relaxes certain requirements for current constituents to reduce excess turnover.

Constituents are selected from the Index Universe using the following steps:

1. Rank all digital assets in the Index Universe by 90-day median daily value traded (MDVT) in descending order up to and including the Reconstitution Reference Date. Daily volume data is sourced from USD and USDC trading pairs aggregated across centralized digital asset exchanges that contribute to the applicable Reference Rate [see Constituent Pricing].
2. Select the 40 (50) highest ranked non-constituents (current constituents) from the results of Step 1.
3. Remove all digital assets from Step 2 that are not supported by Coinbase Custody Trust Company.
4. Rank the results of Step 3 by market capitalization in descending order.
5. Select the top 15 ranked digital assets as constituents from the previous step.

The CoinDesk 5 Index (CD5) 2025 Grayscale Advisors, LLC

From the remaining digital assets not selected in the previous step, select current constituents ranked by market capitalization within the top 25 until 20 constituents are selected. If the previous step results in fewer than 20 constituents, select the highest ranked non-constituents from the remaining digital assets not selected in the previous step until 20 constituents are selected. II. Index Construction Constituent Selection Fixed count: The Index has a fixed target number of constituents, which will be relaxed if there is an insufficient number of candidate constituents in the Index Universe. Market capitalization: Rank the Index Universe by market capitalization in descending order. Constituents are selected to achieve the fixed target count of 5, applying a selection buffer, as defined below, if applicable. Market capitalization is measured on the Index’s Reconstitution Reference Date. Selection buffer: To mitigate excessive index turnover, a selection buffer rule is applied, if applicable, to relax the inclusion criteria for existing index constituents. The parameters of the buffer rule will be specified as “u/l” (upper/ lower) which will be used to apply the rule using the following steps: Step 1: The top u assets are selected for inclusion. Step 2: Current constituents ranked from u+1 to l are then selected until CoinDesk Multi Digital Asset Indices Methodology 7 the target count is achieved. Step 3: If the target count is not yet met, the highest-ranked non-constituents are selected until the target count is met. III. Index Calculation Constituent Pricing Constituent prices are calculated using CCData Blended Prices (“Reference Rates”), configured to include the following requirements: Exchange eligibility Adherence to the Policy Methodology exchange requirements. A minimum rating of BB in CCData’s Exchange Benchmark Report. For more information on the Exchange Benchmark, visit here. Not classified as an Excluded Exchange as defined in the Policy Methodology. Applicable pairs: USD and USDC pairs are included. USDC pairs are converted to USD using the applicable USDC/USD Reference Rate. CCData Blended Prices VWAP (“Settlement Reference Rates”), are used on the Weighting Reference Date to calculate constituents weights [see Constituent Weighting], to calculate Index Settlement Values [see Index Settlement Calculation Formula] and on the Effective Date to calculate the Index Divisor [see Index Divisor Adjustment]. The Settlement Reference Rates for the Index use the same configuration as the Reference Rates described above. The methodology for the CCData Blended Reference Prices, referred to as CCIXBER, can be found here. Index Calculation Constituent pricing: Used as constituent reference rates for index calculation. Spot Reference Rate: As indicated, the reference rate used to calculate the “spot” (streaming) value of the Index. Settlement Reference Rate: As indicated, the reference rate used to calculate the settlement value of the Index. Settlement values are used in reconstitutions [see Index Maintenance] and may be used for other benchmarking purposes. The CoinDesk 5 Index (CD5) 2025 Grayscale Advisors, LLC

- **Index Calculation Formula:** Each Index is calculated using the following formula:

$$Index_t = \frac{\sum_{i=1}^{N} P_{i,t} \times S_i \times WAF_i}{Divisor}$$

  - where, $Index_t$ is the value of the Index at time t, Pi,t is the price of constituent i at time t, as determined by its Spot Reference Rate, Si refers to the circulating supply of constituent i as of the Weighting Reference Date, WAFi is the Weighting Adjustment Factor of constituent i, as of the Weighting Reference Date, Divisor is the Index Divisor.
- **Index Settlement Calculation Formula:** The Index Settlement value is calculated using the following formula:

$$Index_{SETT} = \frac{\sum_{i=1}^{N} P_{i,SETT} \times S_i \times WAF_i}{Divisor}$$

  - where, IndexSETT is the settlement value of the Index, Pi,SETT is the price of constituent i as determined by its Settlement Reference Rate.
  - **Index Divisor Adjustment:** The Index Divisor is recalculated using the following formula on each reconstitution Effective Date and during any event which requires a change to the index constituents not driven solely by market price movements.

$$Divisor_{NC} = Divisor_{PC} \times \frac{\sum_{i=1}^{N} P_{i,SETT} \times S_{NC} \times WAF_{NC}}{\sum_{i=1}^{N} P_{i,SETT} \times S_{PC} \times WAF_{PC}}$$

    - Pi,SETT is the price of constituent i as of the Effective Date, or other date and time at which the Divisor Adjustment takes place, determined by its Settlement Reference Rate, The subscript PC represents the respective values of the prior index constituents, The subscript NC represents the respective values of the new index constituents following the application of all reconstitution changes.

IV. Index Maintenance

Reconstitutions include reselection of index constituents and application of weighting rules as indicated. Unless otherwise indicated, reconstitutions are conducted quarterly and scheduled so that the Effective Date, defined below, falls on the last business day of January, April, July and October. Reconstitutions comprise events on four dates, defined as follows:

1. Reconstitution Reference Date: Snapshot date for data used to select Index constituents. This falls two business days before the Announcement Date.

2. Announcement Date: The date on which changes to Index constituents are announced. This falls on calendar days as defined in the Index Annex, before the Effective Date, or the closest following business day.

3. Weighting Reference Date: The date on which the Index weights and Weighting Adjustment Factors are calculated, as defined above in the Index Divisor Calculation. This falls m calendar days as defined in the Index Annex, before the Effective Date, or the closest following business day.

The CoinDesk 5 Index (CD5) 2025 Grayscale Advisors, LLC

4. Effective Date: 4 p.m. Eastern Time on the date on which the reconstitution becomes effective.

Event	Definition	Example
Reconstitution Reference Date	2 business days prior to the Announcement Date	31-Dec-24
Announcement Date	4 weeks prior to the Effective Date, or if not a business day, the following business day	3-Jan-25
Weighting Date	7 calendar days prior to the Effective Date, or if not a business day, the following business day	24-Jan-25
Reference Date	If not a business day, the following business day	—
Effective Date	4 p.m. Eastern Time on the final business day of January, April, July, and October	31-Jan-25

Index Changes Between Reconstitutions: In addition to the quarterly process, constituents are monitored for potential anomalies and trading disruptions. Out-of-review monitoring, which would require an index modification, only applies in extraordinary circumstances. Incident types that would require one or more index modifications are outlined in Policy Methodology.

Additions: Unless otherwise indicated, there will be no additions to the index between reconstitutions.

Deletions: Unless otherwise indicated, if a constituent is removed from the Index outside of the scheduled reconstitution process it will not be replaced and, therefore, the constituent count may drop below the target number. The weight of the constituent being removed will be redistributed proportionally to all remaining constituents as of the effective date of removal. No recapping will be performed. The impacted constituent will be considered for inclusion at future reconstitutions if it meets the criteria described above.

Dissemination: Index values are calculated 24x7 and are available publicly at coindesk.com and are also available to subscribers via REST and WebSocket APIs.

Index	Effective Date	Prior Treatment	Updated Treatment	Material Change
CoinDesk 5	30-Jun-25	DLCS methodology	CoinDesk 5 methodology	Yes
CoinDesk 5	5-Jun-25	Name: CoinDesk Large Cap Index	Name: CoinDesk 5 Index	No
		Ticker: DLCS	Ticker: CD5	

The CoinDesk 5 Index (CD5)
2025 Grayscale Advisors, LLC

CoinDesk 5 Index Parameter Value Name CoinDesk 5 Index Symbols Spot: CD5 Settlement: CD5SETT Objective Measures the market-capitalization-weighted performance of the largest five constituents of the CoinDesk 20 Index. Index Universe CoinDesk 20 Index (see Methodology) Additional Screening Not applicable Target Count Fixed, 5 Constituent Selection Market capitalization Buffer Rule Applicable, 4/6 Constituent Weighting Market capitalization Spot Reference Rate CCIXber Settlement Reference Rate CCIXbervwap Reconstitution Standard FCA Administration No Additional Information The CoinDesk 5 Index was previously the CoinDesk Digital Large Cap Select Index (DLCS). The updated rules and reference rates above are effective June 30 2025 at 4 p.m. ET. For methodology prior to that date, refer to the DLCS Methodology. Important Disclosures The CoinDesk 5 Index (CD5) 2025 Grayscale Advisors, LLC Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. GDLC, an exchange traded product, is not registered under the Investment Company Act of 1940, as amended (“40 Act”), and therefore is not subject to the same regulations and protections as 40 Act registered ETFs and mutual funds. GDLC is subject to significant risk and heightened volatility. Cryptocurrency assets are not suitable for an investor who cannot afford the loss of the entire investment. An investment in GDLC is not a direct investment in cryptocurrencies. Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the sponsor of GDLC.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.